Exhibit (a)(5)(iii)
Laidlaw International, Inc.
Potential Q&A
Stock Buyback
Why are we buying back stock?
We are initiating a stock buyback as a means of investing in our own company. We have been working with our financial advisors to evaluate ways to make the company better and stronger, and believe that buying back stock is the right course at this time. We are using funds available to the company to reinvest in ourselves.
Why are we borrowing to do so? Isn’t debt bad?
In some cases, companies may be saddled with too much debt and need to make interest payments and pay down debt when they don’t have enough money. This is not the case for Laidlaw. Over the past few years, we have used the sale of the healthcare companies to pay off the bulk of our debt and focused on enhancing the performance and profitability of our three key businesses — Education Services, Greyhound and Public Transit.
Companies use borrowed money and equity to fund their operations and make investments. In general, lenders require lower returns (usually in the form of interest payments) than those required by equity or shareholders. By borrowing money to fund a share buyback and using a portion of the company’s cash flow to make the interest payments on the debt, a company is able to reduce the amount of shares outstanding and spread the earnings of the company over a smaller shareholder base. This is what we are doing at Laidlaw International.
How did you arrive at the $500 million? Should you have done more? Less?
We are a conservatively run company. With help of our advisors and assistance from the finance departments of each of our businesses, we determined what amount of debt would build value for our shareholders, but not create too heavy a burden for the company. Our debt level will be roughly $800 million once we are done with the financing and share repurchase. Under the new debt amount of approximately $800 million and an EBITDA amount that is projected to range from $440 to $470 million for fiscal 2006, we will be borrowing less than two times the cash flow of the collected businesses.

What is a “Dutch Auction”?
A “Dutch Auction” is a method of buying a large quantity of stock from many different sellers at the lowest successful bid price. Sellers offer their shares at a designated price. When the “auction” closes, the buyer purchases the shares at the lowest successful bid price that enables it to acquire the amount of shares it wants.
Have other companies done this type of transaction before?
Share buyback programs issued by companies are quite common today. Since 2002, 17 of the 19 largest buybacks were in the form of “Dutch Auction”. As you can see from this initiative, we are pursing ways to provide value to our shareholders and to be a more effective company.